Exhibit 99.1

Glass House Brands to Host Fourth Quarter and Full Year 2023

Conference Call on March 28th, 2024

LONG BEACH, CA and TORONTO, March 21, 2024 // -- Glass House Brands Inc. (“Glass House” or the “Company” (Cboe CA: GLAS.A.U) (Cboe CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the fourth quarter and year ended December 31, 2023, on Thursday, March 28th, 2024, before market open. The Company will host a conference call to discuss the results at 8:30 a.m. Eastern Time.

Participants can find the live webcast here or on the Glass House Brands website at https://glasshousebrands.com/news-events/events-and-webcasts/. The webcast will be archived for approximately 30 days.

Participants interested in dialing in can call 1-888-664-6392. A telephone replay will be available approximately two hours after the call concludes and will be available through Thursday, April 4, 2024, by dialing 1-888-390-0541 and entering confirmation code 368514#. We also post all historical earnings call webcast audio files, call transcripts, financial statements, and management discussion and analyses here.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com